

September 4, 2014

Via E-mail
Mr. Edward J. Brown
Executive Vice-President,
Finance and Chief Financial Officer
Bellatrix Exploration Ltd.
800 5th Avenue S.W., Suite 1920
Calgary, Alberta
Canada T2P 3T6

> **Re:** **Bellatrix Exploration Ltd.**
> **Form 40-F for the Fiscal Year ended December 31, 2013**
> **Filed March 24, 2014**
> **File No. 001-35644**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year ended December 31, 2013

Exhibit 99.4

Supplementary Oil and Gas Information–(Unaudited)

Net Proved Oil and Natural Gas Reserves

1.   We note your disclosure stating that you are presenting the oil and gas information in accordance with the U.S. standard, "Extractive Industries - Oil and Gas". However, we also note that on page 5 of your Annual Information Form, you present estimates of oil and gas based on the guidance in NI 51-101. Please modify your disclosures to clarify whether the estimates of the proved developed and proved undeveloped oil and natural

gas reserves prepared by Sproule Associates, Ltd and presented herein pursuant to FASB ASC 932-235-50-4 conform with the reserves definitions set forth in the FASB Accounting Standards codification 932, "Extractive Activities-Oil and Gas."

2. Your representation indicating adherence to the U.S. standard, "Extractive Industries - Oil and Gas," appears to correlate with FASB ASC 932. If you retain this representation please ensure that your disclosures are complete and accurate in this regard.

    For example, you should disclose for each period the reasons for significant changes in the net quantities of proved reserves as reflected in the individual line items showing the change in reserves, other than production, to comply with FASB ASC 932-235-50-5. You should also address the inconsistency between your tabulation of changes in "estimated future net revenue" and the requirement to provide comparable disclosure about changes in the standardized measure of discounted future net cash flows.

    The additional comments in this letter may similarly concern deviations from the U.S. standard. If you are unable to conform, you should modify the representation to identify all material aspects of your presentation which do not adhere to the U.S. standard.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

3. We note your disclosure on page 17 of Exhibit 99.1 that "at December 31, 2013, the estimated total undiscounted amount required to settle the asset retirement obligations (being abandonment and reclamation costs for net producing and shut in wells and facilities) of the Corporation was approximately $122.7 million." Please tell us if the undiscounted pre-tax cash flows presented in conjunction with your standardized measure includes the $122.7 million required to settle the asset retirement obligations relating to your properties. If the amount included differs from the $122.7 million, please explain and provide us with any details necessary to understand the reason for not including the full amount related to your obligation to abandon the properties.

    If you require clarification relating to the inclusion of the cash outflows associated with the settlement of asset retirement obligations in your standardized measure, please refer to the letter sent by the Division of Corporation Finance to companies engaged in oil and gas producing activities dated February 4, 2004, available on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

4. The disclosure on page 7 of Exhibit 99.1 refers to the inclusion of revenue from processing plants, third party processing and other non-commodity sales sources. Please tell us the extent to which you include such revenues in the determination of the economic producility of the proved reserves or in the computation of future cash inflows relating to the standardized measure presented in Exhibit 99.4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief